EXHIBIT 12
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Nine months
	ended September 30		,	ended September 30		,
(in millions)	2008	2007		2008	2007

Earnings including interest on deposits (1):
Income before income tax expense	$2,367	$3,290		$8,027	$9,934
Fixed charges	2,451	3,999		7,929	10,615

	$4,818	$7,289		$15,956	$20,549

Fixed charges (1):
Interest expense	$2,393	$3,943		$7,751	$10,449
Estimated interest component of net rental expense	58	56		178	166

	$2,451	$3,999		$7,929	$10,615

Ratio of earnings to fixed charges (2)	1.97	1.82		2.01	1.94

Earnings excluding interest on deposits:
Income before income tax expense	$2,367	$3,290		$8,027	$9,934
Fixed charges	1,432	1,781		4,253	4,599

	$3,799	$5,071		$12,280	$14,533

Fixed charges:
Interest expense	$2,393	$3,943		$7,751	$10,449
Less interest on deposits	1,019	2,218		3,676	6,016
Estimated interest component of net rental expense	58	56		178	166

	$1,432	$1,781		$4,253	$4,599

Ratio of earnings to fixed charges (2)	2.65	2.85		2.89	3.16

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.